February 11, 2026

Tyler Eades
Vice President and Chief Financial Officer
Kentucky First Federal Bancorp
655 Main Street
Hazard, KY 41702

       Re: Kentucky First Federal Bancorp
           Form 10-K for the Fiscal Year Ended June 30, 2025
           File No. 000-51176
Dear Tyler Eades:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Clay Hulette (CEO)